GUARANTEED MINIMUM DEATH
BENEFIT ENDORSEMENT

In this endorsement "we", "our" and "us" mean The Equitable Life Assurance Society of the United States. "You" and "your" mean the owner of the policy at the time an owner's right is exercised.
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This endorsement is made part of this policy as of the Register Date, and modifies the policy as follows:

1. The following is added to the Table of Maximum Expense Charges in the Policy Information section as a deduction from your Policy Account:

FOR THE GUARANTEED MINIMUM DEATH BENEFIT: WE DEDUCT A MONTHLY CHARGE AT AN ANNUAL RATE NOT TO EXCEED .50% OF THE POLICY ACCOUNT.

2. The first paragraph of the Death Benefit provision is deleted and replaced by the following:

3.   The following provision is added to the policy:

DEATH BENEFIT. The initial death benefit on the Register Date is shown in the Policy Information section. At any time thereafter, the death benefit of this policy on the date of death of the insured person is equal to the greater of (a) the Guaranteed Minimum Death Benefit or (b) the amount in your Policy Account on such date multiplied by the applicable factor. The factor referred to is from the Table of Factors Used For Calculating Death Benefits, shown in the Policy Information section, for the insured person's age (nearest birthday) at the beginning of the policy year of determination.

GUARANTEED MINIMUM DEATH BENEFIT. The guaranteed minimum death benefit of this policy is equal to the sum of the initial premium and any additional premium paid for this policy, adjusted for any partial withdrawals. A partial withdrawal will result in a reduction in the guaranteed minimum death benefit; the benefit is reduced by the proportion that the withdrawn amount bears to the amount in your Policy Account just prior to the withdrawal.

For example, assume that a withdrawal of $15,000 is made, and that the Policy Account and guaranteed minimum death benefit just prior to the withdrawal are $60,000 and $50,000, respectively. The guaranteed minimum death benefit of $50,000 will be reduced by the proportion that $15,000 bears to $60,000, or by 25%, to $37,500.

The death benefit will never be less than the guaranteed minimum death benefit, regardless of investment performance, provided any outstanding policy loan and accrued loan interest does not exceed the cash surrender value. If the net cash surrender value at the beginning of a policy month is not sufficient to cover the monthly deductions for that month (see "Monthly Deductions" provision) and there is no outstanding policy loan, the policy will remain in force and we will waive any monthly deductions that are in excess of the Policy Account.

4. The first paragraph of the "Monthly Deductions" provision is deleted and the following is substituted:

MONTHLY DEDUCTIONS. At the beginning of each policy month we make a deduction from your Policy Account to cover monthly charges for expenses and insurance coverage. The first deduction is made on the Register Date. No deduction is made after age 100 of the insured person. Such deduction for any policy month is the sum of the following amounts determined as of the beginning of that month:

     a) the monthly cost of insurance for the insured person;

     b) the monthly charge for the Guaranteed Minimum Death Benefit; and

     c) the monthly charge for administration and taxes.


           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.


Pauline Sherman, Senior Vice President,           Michael Hegarty, President and
Secretary and Associate General Counsel           Chief Operating Officer


S.99-50